FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2021

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer
dated: May 20, 2021

1

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Press release: Formula Systems Reports First Quarter 2021 Financial Results

2

Exhibit 99.1

PRESS RELEASE

Formula Systems Reports First Quarter 2021 Financial Results: Record-Breaking Results With Double Digit Growth Across All Key Financial Indices

Or Yehuda, Israel, May 20, 2021 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2021.

Financial Highlights for the First Quarter Ended March 31, 2021

●	Consolidated revenues for the first quarter ended March 31, 2021 increased by 22.8% to a record breaking $572.6 million compared to $466.3 million in the same period last year.

●

Consolidated operating income for the first quarter ended March 31, 2021 increased by 22.3% to a record breaking $47.5 million, with growth recorded across Formula’s entire investment portfolio, compared to $38.8 million in the same period last year.

●

Consolidated net income attributable to Formula’s shareholders for the first quarter ended March 31, 2021 increased by 12.7% to $12.4 million, or $0.80 per fully diluted share, compared to $11.0 million, or $0.71 per fully diluted share, in the same period last year.

●

As of March 31, 2021, Formula held 48.9%, 43.9%, 45.5%, 100%, 50%, 90.09% and 80% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., and Ofek Aerial Photography Ltd., respectively.

●

Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $459.6 million as of March 31, 2021, compared to $533.2 million as of December 31, 2020.

●

Total equity as of March 31, 2021 was $ 1,103.7 million (representing 45.2% of the total consolidated balance sheet), compared to $1,108.5 million (representing 44.0% of the total consolidated balance sheet) as of December 31, 2020.

 Debentures Covenants

As of March 31, 2021, Formula was in compliance with all of its financial covenants under the debenture series issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $499.9 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 3.4%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.14.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are very pleased to kick off 2021 on a strong note across our entire investment portfolio reaching all-time highs across all of our key indices (revenues, gross profit, operating income, EBITDA and net income). Our strong results evidence our continued focus on the execution of our growth strategy. We plan to continue our efforts across our entire portfolio to adhere to our core values of innovation, professionalism, agility and transparency which allow us to continue our growth and protect our leading position.”

“Matrix reported its best first quarter in history with record-breaking results recorded across all its financial indices. Matrix reported a record-breaking backlog of approximately NIS 4.5 billion, reflecting an increase of 12.5% compared to the same period last year. Despite a slow-down recorded across Matrix’s U.S. Governance, Risk and Compliance segment, we preferred to retain our quality personnel to be well positioned when the U.S financial sector recovers from the COVID-19 period in the short term. We are pleased with Matrix’s continued recognition as a market leader in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, AI and MA which enables the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. As Israel’s leading technology partner Matrix is well positioned to meet the increasing demand for digital services, cloud services, infrastructure, computing, and data analytics.

“Sapiens opened 2021 on a strong note, with record first quarter Non-GAAP revenues of $110 million, 22% higher than in the same period last year and strong Non-GAAP operating margin of 17.2%, improving by 110 basis points, compared to the same period last year. The results demonstrate how well Sapiens is executing its proven “Land and Expand” strategy, which enables it to grow in the highly regulated and regionally diverse global insurance markets and validate its operating leverage. Sapiens updated its operating profit margin guidance, due to its plan initiated this quarter to manage its growth and investment in delivery capabilities in the North American P&C CoreSuite business and following the recent spike in COVID-19 in India, which will increase Sapiens’ labor costs in the short term. As a result of these two factors, operating margin in 2021 is expected to be in the range of 17.0% to 17.4% compared to the previous expected range of 17.7% to 18.0%. In addition, Sapiens increased its 2021 revenue guidance to a range of $459 to $464 million from its prior range of $457 to $463 million.”

“Magic Software’s solid execution in the first quarter delivered 26% revenue growth, with non-GAAP operating margin increasing to 14.0% from 12.9% in the same period last year. Magic’s revenue growth in the first quarter validates its strategy of building a broad business portfolio, which provides the foundation for its continued solid performance and growth. With a strategic focus, increasing global market demand for digital transformations and the steps Magic has taken over the past year to streamline its business activity, Magic Software is well positioned for continued strong financial performance. Magic increased its 2021 revenue guidance to a range of $425 to $435 million from its prior range of $420 to $430 million.”

“Michpal Group continues to realize synergies and monetize on its busines model with its revenues, growing by 29% year over year to ILS 25 million, with 57% accounted to organic growth. Michpal Group is well positioned to continue helping its customers to adjust to the ever-changing governmental labor guidelines.”

“TSG (held equally by Formula and Israel Aerospace Industries) also started the year on a high note, with solid revenues and a 60% increase in operating income. We are proud that during the current operation in Gaza, the IDF is widely using the advanced systems provided by TSG and local authorities in the conflict zone which are using TSG's Command and Control system to successfully manage complex situations arising in their regions.”

“Lastly, we are very pleased to welcome Zap Group, a leading group of consumer sites in Israel and a well-reputable brand in the Israeli market, offering a wide range of solutions in the field of advertising, website promotion and targeted mailing. The solutions offered by Zap Group enable small and medium-size businesses to manage their commercial relationship with their consumers in a more efficient and accurate manner by using its digital marketing tools and customer targeting solutions based on big data, media and digital platforms, thereby generating significant value. The acquisition of ZAP Group, which was concluded in April 2021 serves as another milestone in Formula's strategy to offer digital based solutions to small and medium-size businesses. We will endeavor to create synergies between the business activities of Zap Group and other activities within the Formula Group, initially in the Israeli market and thereafter worldwide. The consideration for the acquisition of 100% of the outstanding share capital of ZAP Group was approximately NIS 240 million in cash (subject to certain adjustments) with a contingent amount of up to NIS 60 million in cash (up to a total purchase price of approximately NIS 300 million), subject to Zap Group meeting certain EBITDA targets during the first two years following the acquisition.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2021	2020
	Unaudited
Revenues	572,643	466,270
Cost of revenues	447,085	363,131

Gross profit	125,558	103,139
Research and development costs, net	16,004	12,963
Selling, marketing and general and administrative expenses	62,100	51,373
Operating income	47,454	38,803

Financial expenses, net	5,103	4,644

Income before taxes on income	42,351	34,159
Taxes on income	9,349	7,723

Income after taxes	33,002	26,436
Share of profit of companies accounted for at equity, net	230	129

Net income	33,232	26,565
Net income attributable to non-controlling interests	20,813	15,544

Net income attributable to Formula Systems' shareholders	12,419	11,021

Earnings per share (basic)	0.81	0.72
Earnings per share (diluted)	0.80	0.71

Number of shares used in computing earnings per share (basic)	15,289,267	15,284,684
Number of shares used in computing earnings per share (diluted)	15,337,859	15,291,806

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	428,154	501,650
Short-term deposits	30,289	30,289
Marketable securities	1,185	1,238
Trade receivables	555,558	519,885
Other accounts receivable and prepaid expenses	84,013	83,820
Inventories	19,851	23,988
Total current assets	1,119,050	1,160,870

LONG-TERM ASSETS:
Deferred taxes	39,405	39,750
Other long-term accounts receivable and prepaid expenses	27,036	22,872
Total long-term assets	66,441	62,622

INVESTMENTS IN COMPANIES ACCOUNTED
FOR AT EQUITY METHOD	28,508	28,311

PROPERTY, PLANTS AND EQUIPMENT, NET	56,855	59,176

RIGHT-OF-USE ASSETS	106,813	114,414

NET INTANGIBLE ASSETS AND GOODWILL	1,063,845	1,094,687

TOTAL ASSETS	2,441,512	2,520,080

CURRENT LIABILITIES:
Loans and credit from banks and others	120,160	120,444
Debentures	41,663	41,454
Current maturities of lease liabilities	32,496	32,065
Trade payables	138,730	153,322
Deferred revenues	146,165	128,898
Other accounts payable	241,838	259,223
Liabilities in respect of business combinations	6,840	8,654
Put options of non-controlling interests	31,564	35,843
Total current liabilities	759,456	779,903

LONG-TERM LIABILITIES:
Loans and credit from banks and others	157,359	180,316
Debentures	179,568	203,070
Lease liabilities	84,508	91,188
Other long-term liabilities	12,723	12,191
Deferred taxes	64,427	68,367
Deferred revenues	20,434	16,626
Liabilities in respect of business combinations	15,433	16,582
Put options of non-controlling interests	29,694	28,175
Employees benefit liabilities	14,187	15,119
Total long-term liabilities	578,333	631,634

EQUITY
Equity attributable to Formula Systems' shareholders	499,917	503,201
Non-controlling interests	603,806	605,342
Total equity	1,103,723	1,108,543

TOTAL LIABILITIES AND EQUITY	2,441,512	2,520,080

FORMULA SYSTEMS (1985) LTD.
STAND-ALONE STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	43,058	47,852
Other accounts receivable and prepaid expenses	11,273	4,977
Total current assets	54,331	52,829

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY
CONTROLLED ENTITY (*)
Matrix IT Ltd.	140,615	142,194
Sapiens International Corporation N.V.	227,116	227,771
Magic Software Enterprises Ltd.	115,384	118,105
Other	86,477	90,359
Total Investments in subsidiaries and a jointly controlled entity	569,592	578,429

OTHER LONG TERM RECEIVABLES	1,646	1,707

PROPERTY, PLANTS AND EQUIPMENT, NET	10	2

TOTAL ASSETS	625,579	632,967

CURRENT LIABILITIES:
Debentures	21,043	21,652
Trade payables	38	349
Other accounts payable	2,910	2,329
Total current liabilities	23,991	24,330

LONG-TERM LIABILITIES:
Debentures	100,662	104,394
Put options of non-controlling interests	1,009	1,042
Total long-term liabilities	101,671	105,436

EQUITY	499,917	503,201

TOTAL LIABILITIES AND EQUITY	625,579	632,967

(*)

The investments' carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.